FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83

December 14, 2018
Via EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathryn Jacobson
Robert S. Littlepage

Re:	Inseego Corp.
Form 10-K for the Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarter Ended September 30, 2018
Filed November 8, 2018
Response Dated November 1, 2018
File No. 001-38358

Ladies and Gentlemen:
Inseego Corp., a Delaware corporation (“Inseego,” the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 15, 2018, with respect to the Company’s financial statements and related disclosures on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Form 10-K”), filed March 16, 2018, and on Form 10-Q for the quarter ended September 30, 2018, filed November 8, 2018, and our response letter to the Staff, dated November 1, 2018.
Certain confidential portions of this letter have been omitted by means of redacting a portion of the text and replacing it with “[***]”. Pursuant to the provisions of 17 C.F.R. §200.83, the Company has separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and has requested confidential treatment for those redacted portions.
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before its corresponding response.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements
10. Commitments and Contingencies, page 19

1.	We note your response to comment three. Please help us to better understand your response by separately addressing each bullet below.

•	Tell us in more detail the nature of the misrepresentations allegedly made by the RER shareholders during the due diligence process, as claimed in your lawsuit.

RESPONSE:
The misrepresentations allegedly made by the former stockholders of R.E.R. Enterprises, Inc. (“RER”) during the due diligence process in early 2015 that were the basis for the lawsuit focused primarily on [***]. The alleged misrepresentations included statements that: [***]. In addition, the former stockholders of RER (the “Sellers”) represented that [***] were significant motivators for the Company to complete the acquisition in March 2015.
The Agreement and Plan of Merger, dated March 27, 2015, by and among Novatel Wireless, Inc., a Delaware corporation and wholly owned subsidiary of the Company, Duck Acquisition, Inc., RER, the Sellers and Ethan Ralston, as the representative of the Sellers (the “Merger Agreement”), included $9.3 million of cash consideration paid at the acquisition date, the issuance of $15 million in Company stock due in March 2016 and up to $25 million in earn-out payments that were based on revenue targets that were specifically designed to align with the representations that the Sellers had made about [***]. As the earn-out payments were contingent upon continued employment with RER by certain Sellers, the earn-out payments were not treated as purchase consideration, but were expensed as compensation when they were determined to be estimable and probable. When the Merger Agreement was amended in January of 2016 (as amended, the “Amended Merger Agreement”), the $15 million of deferred consideration originally due in March 2016 was replaced with cash payments to be made over a four-year period and the existing earn-out payments were replaced with fixed amounts payable over a four-year period, subject to the continued employment of Ethan Ralston, one of the Sellers.

* Confidential Treatment Requested by Inseego

Following the acquisition, it became apparent that [***].

•
Tell us how you considered these allegations in determining whether you were required to record, in subsequent periods, an impairment charge for assets that were included in the original purchase price allocation. In this regard, we note you indicate in your response that the RER stockholders misrepresented facts about the business’s customer base, ownership of intellectual property, entry into certain contracts and anticipated future revenues. You also alleged that such misrepresentations had the effect of inducing the Company to consummate the acquisition.

RESPONSE:
In response to the Staff’s comment, we respectfully submit that we have followed all applicable accounting guidance for impairment testing of our acquired goodwill, intangible and other long-lived assets resulting from the RER acquisition in accordance with ASC 350 “Intangibles - Goodwill and Other” (“ASC 350”) and ASC 360-10 “Impairment and Disposal of Long-Lived Assets” (“ASC 360”).
In accordance with ASC 360, and as disclosed in our 2017 Form 10-K, we periodically evaluate the carrying value of the unamortized balances of our long-lived assets, including property, plant and equipment, rental assets and intangible assets, which requires us to make assumptions and judgments regarding the fair value of these assets. We consider assets to be impaired if the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances: the asset’s ability to continue to generate income from operations and positive cash flow in future periods; loss of legal ownership or title to the asset; significant changes in our strategic business objectives and utilization of the asset; or significant negative industry or economic trends. Our assessment includes comparing the carrying amounts of long-lived assets to their associated undiscounted expected future cash flows, which are determined using an expected cash flow model. This model requires estimates of our future revenues, profits, capital expenditures, working capital and other relevant factors. We estimate these amounts by evaluating our historical trends, current budgets, operating plans and other industry data. If the assets are considered to be impaired, the impairment charge recognized is the amount by which the asset’s carrying value exceeds its estimated fair value.

* Confidential Treatment Requested by Inseego

In the third quarter of 2016, based on certain indicators of possible impairment concerning FW’s developed technology product portfolio, the Company, with the assistance of a third-party valuation expert, performed an interim impairment test on those assets which included updated key assumptions from the assumptions used in the initial valuation performed at the time of acquisition to reflect technology and products, including those relating to the [***]. Based on the results of the interim test, the Company recorded an impairment loss related to FW’s long-lived assets of approximately $2.6 million for the quarterly period ended September 30, 2016.
As noted above, [***]. We also updated our full year 2017 projections for FW which were meaningfully lower than previously forecasted. We viewed these actions as triggering events and, in accordance with ASC 360, tested FW’s definite-lived intangibles for possible impairment. In connection with this ASC 360 test, we again engaged the same third-party valuation expert that assisted us with our initial purchase analysis and valuation of the intangible assets for FW as of the March 2015 acquisition date and assisted us with the developed technology impairment analysis in the third quarter of 2016. The valuation expert engaged by the Company is a national valuation firm with recognized experts leading their practice.
As required by ASC 360, the test of recoverability for FW’s definite-lived intangibles requires the Company to group long-lived assets at the lowest level for which there are identifiable cash flows that are “largely independent of the cash flows of the other assets or liabilities.” The required undiscounted cash flow test indicated that the future cash flows of the assets were substantially greater than their carrying values. As such, no impairments were identified or recorded related to FW’s definite-lived assets. One factor that may have contributed to this result is that, despite the Sellers’ representations regarding the [***] for FW, Company management had developed and used, in calculating the acquisition-date valuations of FW’s definite-lived assets, its own estimates for the revenue and gross margin growth in its original projections, which in management’s opinion reflected its best estimate of the likely future results.
In addition to the ASC 360 testing, we also performed our annual testing of our indefinite-lived assets, including goodwill, for impairment in October 2016. Based upon that testing, which included a “Step Two” test as required by ASC 350 and took into account numerous factors including the [***] the Company determined that there was no impairment of FW’s goodwill at that date.
During the fourth quarter of 2017, while the litigation with the Sellers was pending, the Company implemented the new guidance in ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment and performed its second annual impairment testing of FW’s goodwill, utilizing the same third-party expert. Based on that analysis, the Company determined that there was no impairment of FW’s goodwill at that date.
To the Company’s knowledge, there were no additional factors at the time of the settlement agreement that were indicative of additional impairment that had not been previously considered by the Company and recorded. Indeed, FW’s operating results and margins had improved due to the Company’s ability to cut operating costs.

* Confidential Treatment Requested by Inseego

•	Regarding the negotiation of the settlement, tell us in detail how the claims made in the lawsuit impacted the determination of the settlement amount.
RESPONSE:
The claims made in the lawsuit, and the counterclaims made by the Sellers, did not have any direct or specific correlation to the determination of the ultimate settlement amount. When the Company filed the lawsuit against the Sellers in May 2017 amounts unpaid under the Amended Merger Agreement totaled approximately $21,099,000 (approximately $11,250,000 of remaining deferred purchase liability and approximately $9,849,000 of remaining earn-out liability). The Company’s lawsuit requested rescission of the acquisition and repayment of all prior purchase and earn-out consideration. The Sellers countersuit requested immediate payment of the entire approximately $21,099,000 amount due. In the end, the negotiation of the final settlement amount did not specifically address any of the elements of the Company’s original claim or the counterclaims made by the Sellers.
The Company’s offer to settle the remaining obligations for an aggregate of approximately $4,000,000 in cash and stock payments over a two-year period was largely driven by its ability to pay such amount, given its limited cash position and restrictions in its secured credit facility, together with its desire to avoid the substantial cost and uncertainty associated with a lawsuit of this nature. Presumably, the Sellers were willing to accept the finally agreed settlement consideration in light of similar considerations, coupled with the risk that the Company could succeed at trial and hold the Sellers liable for damages, which had not been determined at that time.
Ultimately, the settlement amount was arrived at by agreement of the parties as an intersection of the amount the Company was willing and able to pay to resolve the matter and the amount the Sellers were willing to accept to resolve the matter.

•	Considering the nature of the allegations and the reduction in the purchase price, explain to us why the legal settlement did not have a clear and direct link to the purchase price.
RESPONSE:
The settlement resulted in a reduction of the remaining liability owed to the Sellers but it was not considered by the parties to be a change or recharacterization of any amount or element of the purchase consideration or of any factor that was used for calculating the purchase price. The settlement offer was driven by the Company’s goals of reducing or eliminating its remaining liability under the terms of the Amended Merger Agreement, and determining acceptable consideration payable to the Sellers that would enable the Company to avoid the substantial cost and uncertainty associated with a lawsuit of this nature. The settlement agreement did not address any elements that would have a clear and direct link to the purchase price and did not even differentiate which portion of the final settlement amount, if any, related to the extinguishment of the liabilities associated with the deferred purchase price, as opposed to the unpaid liabilities associated with the earn-out amounts. As described above, the settlement amount was simply the intersection of the amount the Company was willing and able to pay to resolve the matter and the amount the Sellers were willing to accept to resolve the matter.

We believe that our experience in settling the litigation with the Sellers was consistent with the published guidance of several national accounting firms with respect to the appropriate accounting for litigation-related settlement agreements, including guidance published by PricewaterhouseCoopers LLP, in particular, Section 9.4.7.2 of the business combinations and noncontrolling interests guide (December 2017) which stated, in part, that “litigation between the acquirer and the acquiree asserting that one party misled the other party as to the value of the acquiree or that a provision of the acquisition agreement is unclear is not the type of litigation that establishes a clear and direct link to the acquisition price”.
For all of the above reasons, we respectfully submit to the Staff that the amount of the final litigation settlement did not have a clear and direct link to the purchase price.
****
We trust the above comments are responsive to the questions raised by the Staff. We would be pleased to answer any further questions on these issues which the Staff may have and, if necessary, to meet with them. Please direct any questions regarding the Company’s responses to me or Stephen Smith at (858) 812-3400.

Sincerely,

INSEEGO CORP.

/s/ Dennis Calderon
By: Dennis Calderon

Corporate Secretary and Vice President of Legal Affairs

cc:	Stephen Smith, Chief Financial Officer
Teri O’Brien, Paul Hastings LLP